

April 11, 2012

Eric C. Wiseman
Chief Executive Officer
V.F. Corporation
105 Corporate Center Boulevard
Greensboro, NC 27408

     Re: V. F. Corporation
            Form 10-K for the Year Ended December 31, 2011
            Filed February 29, 2012
            File No. 001-5256

Dear Mr. Wiseman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Non-GAAP Financial Information, page 51

1.   It appears that you have presented an alternative income statement which excludes the impact of the 2011 Timberland acquisition and the impact of 2010 impairment charges that were recorded in your GAAP-basis Statement of Income. This appears to represent a full non-GAAP income statement which puts undue prominence on the Non GAAP measures. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it appropriate. For additional guidance, refer to

Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650 or Melissa Rocha at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining